Balaton Power Inc.

Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2
Telephone: 604.533.5075	Toll Free: 1.877.559.5988	Fax: 604.533.5065

For Immediate Release

BALATON ANNOUNCES
PRELIMINARY EXPLORATION FINDINGS
AND SIGNING OF OPTION AGREEMENT
ON VOISEY'S BAY WEST PROPERTY, LABRADOR

Langley, B.C., March 4, 2011 - BALATON POWER INC. (OTCBB:BPWRF ) ("Balaton" or the "Company"). The Company is pleased to announce that the Company's board of directors has decided to exercise the Options Right with JAL Exploration Inc. ("JAL") (see the Company's news release dated July 27, 2010) and that as a result and for the payment of US$25,000, the Company has entered into an option agreement with JAL dated March 4, 2011 (the "Option Agreement").

The Option Agreement grants the Company two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares. The property relating to the options (the "Property") is located contiguous to and west of the Inco-Vale property and is on the east coast of northern Labrador, Canada. The Property is also known as the Voisey's Bay West Property.

The Options

Pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% interest in the Property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company will acquire a 55% interest in the Property by, among other things:

1.     issuing to JAL, upon entry into the Option Agreement, 3,000,000 common shares of the Company ("Shares");

2.     paying JAL a total of US$200,000 by December 31, 2013;

3.     issuing to JAL an additional 9,000,000 Shares by December 31, 2013;

4.     spending no less than US$4,000,000 in exploration expenditures on the Property by December 31, 2013;

5.     upon notice of exercise of the First Option, but by no later than March 31, 2014, issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company;

6.     causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and

7.     causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.

Once the Company has exercised the First Option it may then choose to proceed with phase two (the "Second Option"), whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:

1.     paying JAL a total of US$400,000 by July 31, 2016;

2.     issuing to JAL an additional 10,000,000 Shares by July 31, 2015;

3.     upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

4.     causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and

5.     arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

Voisey's Bay West Property - Preliminary Exploration Findings

On December 1, 2010 the Company announced in a news release that its contractor, Geotech Ltd. ("Geotech"), had completed a helicopter-borne time-domain electromagnetic geophysical survey of the Property using its VTEM technology (the "Survey"). The Survey was designed to target Nickel-Copper sulfide deposits similar to and along strike from other Voisey's Bay discovery deposits that are in the vicinity of the Property. The Company's consultants obtained the raw data of the Survey from Geotech and recently completed a preliminary assessment of the information received.

Michael Rosa, the Company's President comments "We have received preliminary findings from our consultants that the data received from the Geotech survey identifies multiple anomalies that warrant further analysis and investigation. We look forward to receiving additional results after further analysis of the survey's raw data has been conducted. We also look forward to planning additional exploration activities on-site."

For further information on the Property and the Company's agreement with JAL, please see the Company's news release dated July 27, 2010 and its other news releases filed on www.sedar.com.

Qualified Person

The disclosure of the scientific and technical information contained in this news release was prepared under the supervision of John P. McGoran, B.Sc. P.Geo., a Qualified Person, as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

BALATON POWER INC.

"Michael Rosa"

Michael Rosa
Director, President and Chief Executive Officer